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-----------                                                                                          -----------------------------
  FORM 4                               UNITED STATES SECURITIES AND EXCHANGE COMMISSION             |         OMB APPROVAL        |
-----------                                           Washington, D.C. 20549                        |                             |
                                                                                                     -----------------------------
[ ] Check this box if                                                                               |                             |
    no longer subject                   STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP                |OMB Number                   |
    to Section 16.             Filed pursuant to Section 16(a) of the Securities Exchange Act of    |Expires:                     |
    Form 4 or Form 5            1934, Section 17(a) of the Public Utility Holding Company Act of    |Estimated average burden     |
    obligations may                1935 or Section 30(f) of the Investment Company Act of 1940      |hours per response           |
    continue.                                                                                        -----------------------------
    See instruction 1(b)

(Print or Type Responses)
-----------------------------------------------------------------------------------------------------------------------------------
                                              |                                              |
1.    Name and Address of Reporting Person*   | 2. Issuer Name and Ticker or Trading Symbol  |  6. Relationship of Reporting
                                              |                                              |     Person(s) to Issuer
       Magida        Stephen        A.        |    NetOptix Corporation (Nasdaq: Optx)       |     (Check all applicable)
----------------------------------------------|--------------------------|-------------------|
      (Last)         (First)        (Middle)  |                          |                   |
                                              | 3.  IRS or Social Se-    |4. Statement for   |      X  Director     X  10% Owner
      105 Harbor Drive, Suite 125             |     curity Number of     |    Month/Year     |      X  Officer     ___ Other
----------------------------------------------|     Reporting Person     |                   |         (give title     (specify
                    (Street)                  |     (Voluntary)          |                   |          below)          below)
                                              |                          |                   |
                                              |                          |                   |                  Secretary
                                              |                          |      04/00        |                  ---------
                                              |                          |----------------------------------------------------------
                                              |                          |5. If Amendment,   |7.  Individual or Joint/Group Filing
                                              |                          |   Date of Original|    (Check Applicable Line)
      Stamford          CT          06902     |                          |   (Month/Year)    | X  Form filed by One Reporting Person
                                              |                          |                   | __ Form filed by More than One
                                              |                          |                   |    Reporting Person
----------------------------------------------|-------------------------------------------------------------------------------------
     (City)           (State)        (Zip)    | Table I -- Non-Derivative Securities, Acquired, Disposed of, or Beneficially Owned
                                              |
------------------------------------------------------------------------------------------------------------------------------------
1.   Title of Security   |2. Trans- |3.Trans-    | 4. Securities Acquired (A)     |5. Amount of     |6. Owner-     | 7. Nature of
     (Instr. 3)          |   action |  action    |    or Disposed of (D)          |   Securities    |   ship       |    Indirect
                         |   Date   |  Code      |                                |   Beneficially  |   Form:      |    Bene-
                         |          |            |                                |   Owned at      |   Direct     |    ficial
                         |   (Month/|            |                                |   End of Month  |   (D) or (I) |    Ownership
                         |   Day/   |  (Instr. 8)|     (Instr. 3, 4 and 5)        |                 |              |
                         |   Year)  |------|-----|------------------|-----|-------|                 |              |
                         |          |      |     |                  |(A)or|       |                 |              |
                         |          | Code |  V  |  Amount          |(D)  |Price  | (Instr. 3 and 4)|   (Instr. 4) |   (Instr. 4)
-------------------------|----------|------|-----|------------------|-----|-------|-----------------|--------------|----------------
Common Stock, par value  |          |      |     |                  |     |$1.50/ |                 |              |
  $.01 per share         |  4/5/00  |  X   |     | 1,000,000 shares |     |share  |                 |      (I)(1)  |       (1)
-------------------------|----------|------|-----|------------------|-----|-------|-----------------|--------------|----------------
Common Stock, par value  |          |      |     |                  |     |       |                 |              |
  $.01 per share         |          |      |     |                  |     |       |   4,000,000     |      (I)(1)  |       (1)
-------------------------|----------|------|-----|------------------|-----|-------|-----------------|--------------|----------------
Common Stock, par value  |          |      |     |                  |     |       |                 |              |
  $.01 per share         |          |      |     |                  |     |       |     171,465     |      (I)(2)  |       (2)
-------------------------|----------|------|-----|------------------|-----|-------|-----------------|--------------|----------------
Common Stock, par value  |          |      |     |                  |     |       |                 |              |
  $.01 per share         |          |      |     |                  |     |       |      28,000     |      (I)(3)  |       (3)
-------------------------|----------|------|-----|------------------|-----|-------|-----------------|--------------|----------------
                         |          |      |     |                  |     |       |                 |              |
                         |          |      |     |                  |     |       |                 |              |
-------------------------|----------|------|-----|------------------|-----|-------|-----------------|--------------|----------------
                         |          |      |     |                  |     |       |                 |              |
                         |          |      |     |                  |     |       |                 |              |
-------------------------|----------|------|-----|------------------|-----|-------|-----------------|--------------|----------------

Reminder:  Report on a separate line for each class of securities beneficially owned directly or indirectly.
*  If the form is filed by more than one person, see Instruction 4(b)(v).
(Over)

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                                                                    Table I - Continued
FORM 4 (Continued)                       Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned
                                                 (e.g., puts, calls, warrants, options, convertible securities)

-----------------------------------------------------------------------------------------------------------------------------------
1.Title of  |2.(Conver-|3.Trans-|4.Trans-|5.Number of     |6.Date Exer-  |7.Title and       |8.Price |9.Number  |10.Owner-|11.Nature
  Derivative|  sion or |  action|  action|  Derivative    |  cisable     |  Amount of       |  of    | of deriv-| ship    |of
  Security  |  Exercise|  Date  |  Code  |  Securities    |  and         |  Underlying      |  Deri- | ative    | Form of |Indirect
  (Instr. 3)|  Price of|        |(Instr. |  Acquired      |  Expiration  |  Securities      |  vative| Securi-  | Deriva- |Benefi-
            |  Deriv-  |        | 8)     |  (A) or Dis-   |  Date        |  (Instrs. 3      |  Secu- | ties     | tive    |cial
            |  ative   |        |        |  posed of (D)  | (Month/Day/  |   and 4)         |  rity  | Benefi-  | Secu-   |Owner-
            |  Security| (Month/|        |                |  Year)       |                  | (Instr.| cially   | rity:   |ship
            |          |  Day/  |        |(Instrs. 3,4,   |              |                  |  5)    | Owned    | Direct  |(Instr.4
            |          |  Year) |        | and 5)         |              |                  |        | at End   | (D) or  |
            |          |        |        |                |--------------|------------------|        | of Month | indirect|
            |          |        |        |                |Date  |Expira-|        | Amount  |        | (Instr. 4| (I)     |
            |          |        |        |                |Exer- |tion   | Title  | or      |        |          |(Instr.4)|
            |----------|--------|----|---|--------|-------|cisa- |Date   |        | Number  |        |          |         |
            |          |        |    |   |        |       |ble   |       |        | of      |        |          |         |
            |          |        |    |   |        |       |      |       |        | Shares  |        |          |         |
            |          |        |Code| V |   (A)  |  (D)  |      |       |        |         |        |          |         |
------------|----------|--------|----|---|--------|-------|------|-------|--------|---------|--------|----------|---------|---------
Stock Option|          |        |    |   |        |       |      |       |Common  |         |        |  25,000  |  (D)(4) |
            |          |        |    |   |        |       |      |       |Stock,  |         |        |          |         |
            |          |        |    |   |        |       |      |       |par     |         |        |          |         |
            |          |        |    |   |        |       |      |       |value   |         |        |          |         |
            |          |        |    |   |        |       |      |       |$.01 per|         |        |          |         |
            |          |        |    |   |        |       |      |       |share   |         |        |          |         |
------------|----------|--------|----|---|--------|-------|------|-------|--------|---------|--------|----------|---------|---------
Warrant for |  $1.50/  | 4/5/00 | X  |   |        |  (D)  |      |       |Common  |1,000,000|        |          |         |
Common Stock|  share   |        |    |   |        |       |      |       |Stock,  |         |        |          |         |
            |          |        |    |   |        |       |      |       |par     |         |        |          |         |
            |          |        |    |   |        |       |      |       |value   |         |        |          |         |
            |          |        |    |   |        |       |      |       |$.01 per|         |        |          |         |
            |          |        |    |   |        |       |      |       |share   |         |        |          |         |
------------|----------|--------|----|---|--------|-------|------|-------|--------|---------|--------|----------|---------|---------
Warrant for |          |        |    |   |        |       |      |       |        |         |        |          |         |
Common Stock|          |        |    |   |        |       |      |       |        |         |        |     0    |         |
            |          |        |    |   |        |       |      |       |        |         |        |          |         |
            |          |        |    |   |        |       |      |       |        |         |        |          |         |
            |          |        |    |   |        |       |      |       |        |         |        |          |         |
            |          |        |    |   |        |       |      |       |        |         |        |          |         |
------------|----------|--------|----|---|--------|-------|------|-------|--------|---------|--------|----------|---------|---------
            |          |        |    |   |        |       |      |       |        |         |        |          |         |
            |          |        |    |   |        |       |      |       |        |         |        |          |         |
            |          |        |    |   |        |       |      |       |        |         |        |          |         |
            |          |        |    |   |        |       |      |       |        |         |        |          |         |
            |          |        |    |   |        |       |      |       |        |         |        |          |         |
            |          |        |    |   |        |       |      |       |        |         |        |          |         |
------------|----------|--------|----|---|--------|-------|------|-------|--------|---------|--------|----------|---------|---------
Explanation of Responses:

(1) These securities are directly beneficially owned by Andlinger Capital XIII LLC ("Andlinger Capital"), and by virtue of his position as manager of Andlinger Capital, Mr. Magida has shared voting and dispositive power over these securities. The Gerhard R. Andlinger Intangible Asset Management Trust (the "Trust") is a majority member of Andlinger Capital. Mr. Magida serves as trustee under the Trust and in such capacity, has direct and indirect voting and dispositive power with respect to such securities. Nothing in this Form 4 shall be deemed an admission that Mr. Magida is, for purposes of Section 16 of the Securities Exchange Act of 1934, as amended (the "Securities Act") or otherwise, the beneficial owner of any securities reported on this Form 4 in which he does not have a pecuniary interest as calculated pursuant to the rules and regulations promulgated under Section 16 of the Securities Act.

(2) These securities are directly beneficially owned by the Trust. Mr. Magida serves as trustee under the Trust and in such capacity, has direct and indirect voting and dispositive power with respect to such securities. Nothing in this Form 4 shall be deemed an admission that Mr. Magida is, for purposes of Section 16 of the Securities Act or otherwise, the beneficial owner of any securities reported on this Form 4 in which he does not have a pecuniary interest as calculated pursuant to the rules and regulations promulgated under Section 16 of the Securities Act.

(3) Mr. Magida may be deemed to beneficially own these securities indirectly in his capacity as trustee under certain trusts for the benefit of members of the family of Gerhard R. Andlinger. Nothing in this Form 4 shall be deemed an admission that Mr. Magida is, for purposes of Section 16 of the Securities Act or otherwise, the beneficial owner of any securities reported on this Form 4 in which he does not have a pecuniary interest as calculated pursuant to the rules and regulations promulgated under Section 16 of the Securities Act.


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(4)  Pursuant  to  the   NetOptix   Corporation   1999  Stock  Option  Plan  for
     Non-Employee Directors, Mr. Magida, in his capacity as director of NetOptix Corporation was awarded options covering 25,000 shares of common stock. Such options vested immediately on January 26, 2000 as to 6,250 shares. The balance of 18,750 shares vest in three equal annual installments of 6,250 shares, each beginning January 26, 2001, so long as the optionee remains a director of NetOptix Corporation on the applicable vesting date.



**   Intentional misstatements or omissions of facts constitute Federal Criminal    /s/ Stephen A. Magida                    5/2/00
     Violations See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).                          ------------------------------
                                                                                   ** Signature of Reporting Person           Date

Note:  File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.
Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.



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